Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

May 23, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Celeste M. Murphy
Brandon Hill
Terry French
Michael Henderson

RE:	Tremor Video, Inc.
Registration Statement on Form S-1
Filed May 23, 2013
CIK No. 0001375796

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”), we are transmitting its Registration Statement on Form S-1 (the “Registration Statement”).  We are also sending a hard copy of this letter and the Registration Statement, including a version that is marked to show changes to the Confidential Submission No. 2 to Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Hill.

The Amendment is being filed in response to comments received from the Staff by letter dated May 21, 2013 with respect to the Registration Statement (the “Comments”) and to provide updated financial information.  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Business, page 74

VideoHub for Advertisers (VHA), page 81

1.                                      Please expand your description of this product to discuss how it tracks your clients video ad buys on other publisher sites.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.

Growth Strategy, page 83

2.                                      We note your response to comments 29 and 32 from our letter dated April 30, 2013.  We also note your disclosure that your products and services allow you to deliver content on devices with various screen sizes.  Please revise your disclosure to clarify the status of your current mobile advertising activities.  For example, please disclose the percentage of your advertisements delivered via mobile devices.  In addition, please disclose whether there any differences in pricing for ads delivered via mobile devices versus tablets, connected TVs and PCs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 52 and 84 of the Registration Statement.

Case Studies, page 86

3.                                      We note your disclosure in this section regarding engagement rates.  For context, please provide disclosure regarding the average engagement rate for advertising campaigns of the type described in this section.  In addition, please describe how engagement rate is calculated and provide a discussion of the range of engagement rates across your campaigns taking into account relevant variables, including KPI, industry and devices.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.  With respect to the Staff’s comment to disclose the average engagement rate for advertising campaigns of the types disclosed in the Case Studies section of the Registration Statement, the Company does not believe that disclosure of an average engagement rate is meaningful to investors as engagement rates may vary depending on the characteristics of the ad campaign, including the ad format, advertiser vertical, length of video ad and player size.  As a result, the Company has provided disclosure on page 82 of the Registration Statement of the general range of engagement rates with respect to the Company’s video ad campaigns.

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Please fax any additional comment letters concerning the Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Registration Statement or this response letter to Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Todd Sloan, Tremor Video, Inc.
Adam Lichstein, Tremor Video, Inc.
Eric Jensen, Cooley LLP